CERTIFICATE OF ELIMINATION OF
5 3/8% SERIES A MANDATORY CONVERTIBLE PREFERRED STOCK
OF THE INTERPUBLIC GROUP OF COMPANIES, INC.

Pursuant to Section 151(g) of the General Corporation Law of the State of Delaware

The Interpublic Group of Companies, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), in accordance with the provisions of Section 151(g) of the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies as follows:

1.           That, pursuant to Section 151 of the DGCL and the authority contained in Article 4 of its Restated Certificate of Incorporation, as heretofore amended (the “Certificate of Incorporation”), the Corporation, by resolutions duly adopted by the Board of Directors (the “Board”) and the Pricing Committee designated by the Board, authorized the issuance of shares of its 5 3/8% Series A Mandatory Convertible Preferred Stock (the “Series A Preferred Stock”) and established the powers, designations, preferences and relative, participating and other rights, and the qualifications, limitations or restrictions thereof, and on December 17, 2003 filed a Certificate of Designations with respect to the Series A Preferred Stock (the “Series A Certificate of Designations”) in the office of the Secretary of State of the State of Delaware.

2.           That on December 15, 2006, pursuant to the terms of the Series A Preferred Stock, all shares of the Series A Preferred Stock automatically converted into shares of common stock, par value $0.10 per share, of the Corporation, and consequently no shares of the Series A Preferred Stock are outstanding and no shares thereof will be issued subject to the Series A Certificate of Designations.

3.           That the Board has adopted the following resolutions:

RESOLVED, that, the Board having determined that no shares of the Series A Preferred Stock are outstanding and no shares thereof will be issued subject to the Series A Certificate of Designations, all matters set forth in the Series A Certificate of Designations with respect to the Series A Preferred Stock be eliminated from the Certificate of Incorporation; and further

RESOLVED, that the officers of the Corporation be, and each of them hereby is, authorized and directed to file a Certificate of Elimination with the office of the Secretary of State of the State of Delaware setting forth an extract from these resolutions, whereupon all matters set forth in the Series A Certificate of Designations with respect to the Series A Preferred Stock shall be eliminated from the Certificate of Incorporation.

4.           That, accordingly, all matters set forth in the Certificate of Designations with respect to the Series A Preferred Stock be, and hereby are, eliminated from the Certificate of Incorporation.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be executed by its duly authorized officer as of this 26th day of May, 2011.

THE INTERPUBLIC GROUP OF COMPANIES, INC.
By:	/s/ Nicholas J. Camera
	Name: Title:	Nicholas J. Camera Senior Vice President, General Counsel and Secretary